FINANCIAL STATEMENTS
(Unaudited)

Lucky Goat Brewing LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	0.07
Total Income	**$0.07**
GROSS PROFIT	**$0.07**
Expenses	
Advertising & Marketing	482.07
Bank Charges & Fees	34.33
Dues & subscriptions	195.00
Insurance	1,393.00
Legal & Professional Services	11,087.40
MA Annual fee	520.00
Meals & Entertainment	911.06
Office Supplies & Software	155.02
Rent & Lease	2,800.00
Repairs & Maintenance	1,493.62
Taxes & Licenses	44.52
Travel	159.71
Utilities	198.92
Total Expenses	**$19,474.65**
NET OPERATING INCOME	**$ -19,474.58**
NET INCOME	**$ -19,474.58**

Lucky Goat Brewing LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
FREE BUSINESS CHECKING	25,977.4
Total Bank Accounts	**$25,977.4**
Other Current Assets	
Prepaid Rent	0.0
Total Other Current Assets	**$0.0**
Total Current Assets	**$25,977.4**
Fixed Assets	
Brewery Equipment	24,000.0
Leasehold Improvements	50,342.8
Total Fixed Assets	**$74,342.8**
TOTAL ASSETS	**$100,320.3**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.0
Total Accounts Payable	**$0.0**
Other Current Liabilities	
Tom Frizelle - Brewery Equipment Loan	3,000.0
Total Other Current Liabilities	**$3,000.0**
Total Current Liabilities	**$3,000.0**
Long-Term Liabilities	
Mainvest Loan	53,392.0
Mary Peabody - Notes Payable	19,786.7
Owners Loan - KP	25,000.0
Total Long-Term Liabilities	**$98,178.7**
Total Liabilities	**$101,178.7**
Equity	
Owner’s Investment	
AP Owner’s Equity	10,500.0
CH Owner’s Equity	6,700.0
KP Owner’s Equity	2,500.0
Total Owner’s Investment	**19,700.0**
Retained Earnings	-1,083.8
Net Income	-19,474.5
Total Equity	**$ -858.4**
TOTAL LIABILITIES AND EQUITY	**$100,320.3**

Lucky Goat Brewing LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-19,474.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Rent	2,800.00
Accounts Payable (A/P)	0.00
Tom Frizelle - Brewery Equipment Loan	-21,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-18,200.00**
Net cash provided by operating activities	**$ -37,674.58**
INVESTING ACTIVITIES	
Leasehold Improvements	-50,342.86
Net cash provided by investing activities	**$ -50,342.86**
FINANCING ACTIVITIES	
Mainvest Loan	53,392.00
Mary Peabody - Notes Payable	19,786.77
Owners Loan - KP	25,000.00
Owner's Investment:CH Owner's Equity	6,200.00
Net cash provided by financing activities	**$104,378.77**
NET CASH INCREASE FOR PERIOD	**$16,361.33**
Cash at beginning of period	9,616.16
CASH AT END OF PERIOD	**$25,977.49**

I, Kendall Peabody, certify that:

(1) The financial statements of Lucky Goat Brewing LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Lucky Goat Brewing LLC have not been included in this Form as Lucky Goat Brewing LLC was formed on 9/3/19 and has not filed a tax return to date.

Signature: DocuSigned by: Kendall Peabody 69C2D9B2755C4B6...

Name: Kendall Peabody

Title: Partner